EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in thousands)	2003	2002	2001
I. Earnings:
Net income before preferred stock dividends	$13,380	$11,507	$8,040
Fixed charges excluding preferred stock dividends	—	—	—

Earnings before fixed charges	$13,380	$11,507	$8,040

II. Fixed charges:
Preferred stock dividends	$12,125	$9,663	$5,987

III. Ratios of earnings to fixed charges	1.10x	1.19x	1.34x